W. Scott Lawler
Corporate/Securities Attorney
WSL@BoothUdall.com

January 14, 2016

Matthew Crispino - Attorney Advisor
Office of Information Technologies and Services
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:            eMedia Group Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed December 28, 2015
File No. 333-208049

Dear Mr. Crispino:
The Company is in receipt of your comment letter dated January 12, 2016, regarding the Company’s filings referenced above.
Below are the comments from your comment letter, each followed by the Company’s responses thereto.
Cover Page
Comment #1
Please revise to include the date of the prospectus and the “Subject to Completion” legend. See Item 501(b)(9) and (10) of Regulation S-K.

Response to Comment #1

The Company has made the revision noted in this comment.

1255 W. Rio Salado Pkwy., Ste. 215 Tempe, AZ 85281 P: 480.830.2700	Booth Udall Fuller, PLC www.BoothUdall.com	3000 South 31st Street, Ste. 100 Temple, TX 76502 P: 254.870.5606

Mr. Crispino, Attorney – Advisor Re: eMedia Group Inc.; File No. 333-208049 Page 2 of 4

Use of Proceeds, page 21
Comment #2
We note your response to prior comment 7. Please revise to disclose the proceeds, net of offering costs that will be available assuming 25%, 50%, 75% and 100% of shares are sold in this offering, rather than the gross offering proceeds.

Response to Comment #2
The Company has made the revisions noted by this comment. Per our discussion with the Staff, we have deducted a total of $12,500 from the total proceeds in our calculation of “net proceeds”. Such amount was used due to the fact that all other offering costs have previously been paid for by the Company. The amount of $12,500 reflects the amount that the Company intends to pay to be listed on the OTCQB. The Company has added this disclosure to the Use of Proceeds.
Dilution, page 23
Comment #3
We note your response to prior comment 8. Please provide us with the calculations that support the book value per share after the offering under each of the scenarios provided.
Response to Comment #3
The calculation was made by using the following formula:
The number resulting from (a) number of shares offered (500,000), multiplied by the offering price ($0.30), multiplied by the percentage of the number of shares sold under each scenario (i.e. 10%, 25%, 50%, 75% or 100%) is added to (b) existing equity of $102,405, less offering costs ($79,015), is then divided by the result of (c) the current outstanding shares of 1.5 million added to (d) the number of shares offered, multiplied by the applicable percentage of the shares sold offering under the applicable scenario.
So the book value per share after the offering under the 100% scenario was calculated as follows:

(500,000 x 0.3 x 1.0) + $102,405 + ($79,015)
1,500,000+(1.0*500,000)
Current and Projected Revenue, page 29

Comment #4

Mr. Crispino, Attorney – Advisor Re: eMedia Group Inc.; File No. 333-208049 Page 3 of 4

We note your response to prior comment 10. You state that you anticipate annualized revenue from existing customers of approximately $338,400 in fiscal 2016. Please revise your disclosures, either here or in the Business section, to describe the terms of your AccuRanker arrangements, such as the length of a typical subscription, cancellation provisions, and timing of invoicing (e.g., monthly, quarterly, annually), etc. Also, disclose the number of subscriptions outstanding at December 31, 2015 and tell us the average revenue per subscription.
Response to Comment #4
The Company has provided additional disclosures that include the descriptions noted in this comment. Such additional disclosures were added to the “Business” section of the S-1, under a new subheading, “Subscription process for AccuRanker”.
Item 16. Exhibits and Financial Schedules
Comment #5
Please tell us what consideration you have given to filing your agreements with your largest customers as exhibits, as it appears your business is substantially dependent upon your agreements with them. See Item 601(b)(10)(ii)(B) of Regulation S-K.
Response to Comment #5
The Company does not have any contracts with its customers. However, each customer must accept the Company’s standard Terms and Conditions when it subscribes to the Company’s AccuRanker service. A copy of the Terms and Conditions have been added as an Exhibit to Amendment No. 3 to the Company’s S-1.
The Company has also added to the “Business” section of the S-1, under a new subheading “Subscription process for AccuRanker”, which includes a description of the subscription process, including term of the subscriptions offered, renewal process and pricing.
Item 17. Undertakings, page 74

Mr. Crispino, Attorney – Advisor Re: eMedia Group Inc.; File No. 333+208049 Page 4 of 4
Comment 6#
We note your response to prior comment 1. Please revise to include the Rule 415 undertakings.
Response to Comment #6
The Company as revised the S-1 to include the Rule 415 undertakings.

Sincerely,
/s/ W. Scott Lawler
W. Scott Lawler, Esq.